News release
For immediate publication

SECURITYHOLDERS OF ART ADVANCED RESEARCH TECHNOLOGIES APPROVE PLAN OF ARRANGEMENT AT SPECIAL
SECURITYHOLDERS MEETING

Montreal, Canada, November 22, 2006 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, announced the results of the voting at a special meeting of securityholders which was held today in Montreal. At the meeting, the securityholders of the Company adopted a special resolution to approve a plan of arrangement involving a corporate recapitalization and reorganization as well as a non-dilutive financing. The special resolution was adopted by 99.9% of the aggregate votes cast by all securityholders and by 99.9% of the aggregate votes cast by the holders of common shares.

The plan of arrangement remains subject to a final order of the Quebec Superior Court. ART will make application to the Court for this final order on November 24, 2006. Completion of the transaction is expected to occur on or about November 27, 2006.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential extension into other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and with the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Jacques Bédard: jbedard@art.ca
Chief Financial Officer

Tel. 514.832.0777

www.art.ca